FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 14, 2019, announcing Gilat’s First Quarter 2019 Results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form S-8 (Registration Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-221546 and 333-223839).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated May 14, 2019	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Reports Continued Growth in Profitability in Q1 2019

Petah Tikva, Israel – May 14, 2019 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the first quarter ended March 31, 2019.

Key Financial Highlights:

•	Revenues for Q1 2019 totaled $62.1 million compared with $67.4 million for Q1 2018.

•	Continued strong profitability:

o	Q1 2019 GAAP operating income increased 21.7% to $4.5 million from $3.7 million in Q1 2018. Q1 2019 Non-GAAP operating income rose to $5.6 million, or by 9.5% from Q1 2018.

o
Q1 2019 GAAP net income increased 22.2% to $2.8 million, or $0.05 per diluted share, compared with $2.3 million, or $0.04 per diluted share in Q1 2018.   Q1 2019 non-GAAP net income increased 5.4% to $4.0 million, or $0.07 per diluted share, compared with $3.8 million, or $0.07 per diluted share, in Q1 2018.

o	Q1 2019 Adjusted EBITDA increased 9.0% year over year to $8.2 million, or 13.2 % of revenues.

•
Reiterated management objectives for 2019: revenue range between $275 million to $295 million, GAAP operating income of between $23 million and $27 million, and Adjusted EBITDA between $38 million and $42 million.

Yona Ovadia, CEO of Gilat, commented:

“I am pleased to report that Gilat continued to achieve good results in the first quarter, and am proud that Gilat received market recognition for our leadership in 4G/LTE Cellular Backhaul.

“These results come hand in hand with significant business progress in our strategic focus areas of Mobility IFC and Mobile Cellular Backhaul.

We marked a significant milestone in our IFC focus area, with Honeywell’s selection of Gilat’s aero modem for its JetWave Satellite Communication Solution. The Honeywell-Gilat solution is to be deployed first in China for both domestic and cross border flights, and then expected to expand to additional regions around the globe.

“In the cellular backhaul focus area we have secured an important deal with TIM Brasil to enable 4G services for the agriculture IoT business. The initial forecast calls for one thousand Gilat VSATs to complement “4G TIM in the Field” cellular coverage program.

Gilat also continued as the front-runner in the LTE/4G satellite backhaul market, and was recognized by the industry analyst NSR, as the world leader in shipments of cellular backhaul over satellite, achieving a 35% market share in modem shipments.

“We also made progress in the new era of digital communications with NGSO (non-geostationary satellite) constellations and 5G networks. Gilat’s modem was used for a first-ever important successful test that was conducted at the 5G Innovation Centre at the University of Surrey, demonstrating 5G connectivity over Telesat’s LEO test satellite."

Mr. Ovadia concluded: “As we have announced previously, we have substantially increased R&D investment in 2019, to maintain our current technology advantage as well as to press forward with our product roadmap including our IFC antennas as well as our NGSO baseband, in support of the opportunities in LEO and MEO satellites and 5G. As we proceed through the remainder of 2019, we are encouraged with the opportunities ahead, as we continue to maintain a strategic balance among materializing our product pipeline, investing in our technology leadership, and growing our profitability.”

Key Recent Announcements:

•	Honeywell Selects Gilat’s Aero Modem for its JetWave Satellite Communication Solution

•	Gilat Announces First Ever Successful Demonstration of 5G Connectivity over a LEO Satellite, Powered by Gilat using Telesat’s Phase 1 LEO

•	Gilat is World Leader in Shipments of Cellular Backhaul over Satellite According to NSR

•	TIM Brasil Selects Gilat’s Satellite Backhaul to Enable 4G Services for the Agriculture IoT Business

•	Gilat Declares a $25 Million Cash Dividend

Conference Call and Webcast Details:

Following the release, Yona Ovadia, Chief Executive Officer, and Adi Sfadia, Chief Financial Officer, will discuss Gilat’s first quarter 2019 results and participate in a question and answer session:

Date:	Tuesday, May 14, 2019
Start:	09:30 AM EDT / 16:30 IDT
Dial-in:	US: 1-888-407-2553
International: (972) 3-918-0610

A simultaneous Webcast of the conference call will be available on the Gilat website at www.gilat.com and through this link: www.veidan-stream.com/gilatq1-2019.html

The webcast will also be archived for a period of 30 days on the Company’s website and through the link above.

Conference Call Replay

Start:	May 14, 2019 at 12:00 PM EDT / 19:00 IDT
End:	May 17, 2019 at 12:00 PM EDT / 19:00 IDT
Dial-in:	US: 1-888-326-9310
International: (972) 3-925-5900

Non-GAAP Measures

 The attached summary unaudited financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share. The adjustments to the Company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of the Company’s underlying operational results, trends and performance. Non-GAAP financial measures mainly exclude the effect of stock based compensation, amortization of purchased intangibles, lease incentive amortization, litigation expenses, income related to trade secrets claims and expenses for tax contingencies to be paid under an amnesty program and initial recognition of deferred tax asset with respect to carry-forward losses.

Adjusted EBITDA is presented to compare the Company’s performance to that of prior periods and evaluate the Company’s financial and operating results on a consistent basis from period to period. The Company also believes this measure, when viewed in combination with the Company’s financial results prepared in accordance with GAAP, provides useful information to investors to evaluate ongoing operating results and trends. Adjusted EBITDA, however, should not be considered as an alternative to operating income or net income for the period and may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Adjusted EBITDA is not a measure of financial performance under GAAP and may not be comparable to other similarly titled measures for other companies. Reconciliation between the Company's Operating income and Adjusted EBITDA is presented in the attached summary financial statements.

This news release also contains a forward-looking estimate of Adjusted EBITDA projected to be generated by Gilat in 2019. A forward-looking estimate of net income and reconciliations of the forward-looking estimates of Adjusted EBITDA to net income are not provided because the items necessary to estimate net income are not estimable at this time. Non-GAAP presentations of net income, operating income, Adjusted EBITDA and earnings per share should not be considered in isolation or as a substitute for any of the consolidated statements of operations prepared in accordance with GAAP, or as an indication of Gilat’s operating performance or liquidity.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
junefil@optonline.net

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Three months ended March, 31
	2019	2018
	Unaudited

Revenues	$62,109	$67,374
Cost of revenues	38,539	45,987

Gross profit	23,570	21,387

Research and development expenses	8,857	8,446
Less - grants	555	467
Research and development expenses, net	8,302	7,979
Selling and marketing expenses	5,871	5,413
General and administrative expenses	4,942	4,335

Total operating expenses	19,115	17,727

Operating income	4,455	3,660

Financial expenses, net	(821)	(583)

Income before taxes on income	3,634	3,077

Taxes on income	810	766

Net income	$2,824	$2,311

Basic and Diluted earnings per share	$0.05	$0.04

Weighted average number of shares used in
computing earnings per share
Basic	55,197,588	54,765,456
Diluted	55,959,504	55,590,362

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	March 31, 2019			March 31, 2018
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited			Unaudited

Gross profit	$23,570	326	$23,896	$21,387	1,200	$22,587
Operating expenses	19,115	(829)	18,286	17,727	(263)	17,464
Operating income	4,455	1,155	5,610	3,660	1,463	5,123
Income before taxes on income	3,634	1,155	4,789	3,077	1,463	4,540
Net income	2,824	1,155	3,979	2,311	1,463	3,774

Earnings per share (basic and diluted)	$0.05	$0.02	$0.07	$0.04	$0.03	$0.07

Weighted average number of shares used in
computing earnings per share
Basic	55,197,588		55,197,588	54,765,456		54,765,456
Diluted	55,959,504		56,142,723	55,590,362		55,816,038

(1) Adjustments reflect the effect of non-cash stock-based compensation as per ASC 718 and amortization of intangible assets related to shares acquisition transactions.

	Three months ended			Three months ended
		March 31, 2019			March 31, 2018
		Unaudited			Unaudited

GAAP net income		$2,824			$2,311

Gross profit
Non-cash stock-based compensation expenses		94			6
Amortization of intangible assets related to acquisition transactions		232			1,194
		326			1,200
Operating expenses
Non-cash stock-based compensation expenses		777			212
Amortization of intangible assets related to acquisition transactions		52			51

Non-GAAP net income		$3,979			$3,774

GILAT SATELLITE NETWORKS LTD.
SUPPLEMENTAL INFORMATION
U.S. dollars in thousands

ADJUSTED EBITDA:

	Three months ended March 31,
	2019	2018
	Unaudited

GAAP operating income	$4,455	$3,660
Add:
Non-cash stock-based compensation expenses	871	218
Depreciation and amortization (*)	2,877	3,650

Adjusted EBITDA	$8,203	$7,528

(*) includng amortization of lease incentive

SEGMENT REVENUE:

	Three months ended March 31,
	2019	2018
	Unaudited

Fixed Networks	$36,428	$37,614
Mobility Solutions	20,912	20,758
Terrestrial Infrastructure Projects	4,769	9,002

Total revenue	$62,109	$67,374

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET
U.S. dollars in thousands

	March 31,	December 31,
	2019	2018
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$69,109	$67,381
Restricted cash	32,428	32,305
Restricted cash held by trustees	2,649	4,372
Trade receivables, net	40,049	47,164
Contract assets	47,504	47,760
Inventories	24,379	21,109
Other current assets	26,912	26,022

Total current assets	243,030	246,113

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	149	146
Severance pay funds	6,607	6,780
Long term deferred tax assets	3,445	4,127
Operating lease right-of-use assets	4,983	-
Other long term receivables	8,264	7,276

Total long-term investments and receivables	23,448	18,329

PROPERTY AND EQUIPMENT, NET	83,210	84,403

INTANGIBLE ASSETS, NET	2,095	2,434

GOODWILL	43,468	43,468

TOTAL ASSETS	$395,251	$394,747

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED BALANCE SHEET (Cont.)
U.S. dollars in thousands

	March 31,	December 31,
	2019	2018
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans	$4,433	$4,458
Trade payables	23,726	24,636
Accrued expenses	64,369	67,533
Advances from customers and deferred revenues	26,335	29,133
Operating lease right-of-use liabilities	1,727	-
Dividend payable	24,862	-
Other current liabilities	15,606	14,588

Total current liabilities	161,058	140,348

LONG-TERM LIABILITIES:
Accrued severance pay	6,761	6,649
Long-term loans, net of current maturities	4,000	8,098
Operating lease right-of-use liabilities	3,277	-
Other long-term liabilities	580	580

Total long-term liabilities	14,618	15,327

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,629	2,625
Additional paid-in capital	926,061	924,856
Accumulated other comprehensive loss	(4,047)	(5,380)
Accumulated deficit	(705,068)	(683,029)

Total shareholders' equity	219,575	239,072

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$395,251	$394,747

GILAT SATELLITE NETWORKS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended March 31,
	2019	2018
	Unaudited
Cash flows from operating activities:
Net income	$2,824	$2,311
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,822	3,650
Stock-based compensation of options	871	218
Accrued severance pay, net	285	88
Exchange rate differences on long-term loans	-	30
Deferred income taxes, net	683	12
Decrease in trade receivables, net	7,831	18,417
Decrease (increase) in contract assets	(430)	17,092
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(79)	714
Increase in inventories	(3,659)	(1,445)
Decrease in trade payables	(922)	(8,272)
Decrease in accrued expenses	(2,169)	(2,007)
Decrease in advance from customers	(3,087)	(4,902)
Decrease in advances from customers, held by trustees	-	(1,478)
Increase in other current liabilities and other long term liabilities	863	1,564
Net cash provided by operating activities	5,833	25,992

Cash flows from investing activities:
Purchase of property and equipment	(2,014)	(2,861)
Net cash used in investing activities	(2,014)	(2,861)

Cash flows from financing activities:
Exercise of stock options	338	306
Repayment of long-term loans	(4,123)	(4,000)
Net cash used in financing activities	(3,785)	(3,694)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	97	296

Increase in cash, cash equivalents and restricted cash	131	19,733

Cash, cash equivalents and restricted cash at the beginning of the period	104,204	86,757

Cash, cash equivalents and restricted cash at the end of the period	$104,335	$106,490

Supplementary disclosure of cash flows activities:
Non-cash transactions:

Declaration of cash dividend not yet distributed	$24,862	$-